UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                             FORM 6-K

                 Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
               under the Securities Exchange Act of 1934




             For the date of February, 2003

             ALLIED IRISH BANKS, public limited company

       Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                                                              21 February 2003


                               Listing Rule 16.4

In connection with the recent appointment of Mr. Colm Doherty and Mr. Aidan McKeon to the Board of Allied Irish Banks, p.l.c, there were no directorships held by Mr. Doherty or Mr. McKeon in other publicly quoted companies in the previous five year period and there are no details to be notified to the Company Announcements Office pursuant to Listing Rule 16.4(b).

Ends

For further information please contact:

Liam Kinsella,

Secretary,

AIB Group,

Bankcentre,

Dublin, 4.

Tel. 00 353 1 6413907



Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                ALLIED IRISH BANKS, p.l.c.
                                                (Registrant)




Date  21 February 2003                          By: ___________________
                                                    Gary Kennedy
                                                    Group Director, Finance,
                                                    Risk and Enterprise
                                                    Technology
                                                    Allied Irish Banks, p.l.c.